UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated May 22, 2014: DryShips Inc. Reports Financial and Operating Results for the First Quarter 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 22, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FIRST QUARTER 2014

May 22, 2014, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

➢

For the first quarter of 2014, the Company reported a net loss of $34.6 million, or $0.08 basic and diluted loss per share.

Included in the first quarter of 2014 results are:

-

Non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million or $0.08 per share.

Excluding the above items, the Company would have reported a net loss of $15.2 million, or $0.04 per share.(1)

➢

The Company reported Adjusted EBITDA of $201.2 million for the first quarter of 2014, as compared to $112.0 million for the first quarter of 2013.(2)

Recent Highlights

-

On May 8, 2014, Ocean Rig announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders of record as of May 20, 2014 and payable on or about May 30, 2014.

-

On April 30, 2014, the Company reached an agreement with the lender under its two Senior Secured Credit Facilities. Under the terms of these agreements, among other things, the lender has agreed to waive and amend certain financial covenants until maturity and the Company has agreed to provide a pledge over approximately 3,800,000 Ocean Rig shares owned by DryShips until December 31, 2014. These agreements are subject to definitive documentation which is expected to be completed by the end of the second quarter of 2014.

-

On April 8, 2014, Ocean Rig signed a contract to construct two 7th generation new integrated design drillships at Samsung Heavy Industries Co. Ltd, (“Samsung”). The drillships are scheduled to be delivered to Ocean Rig in February 2017 and June 2017, respectively. Each drillship’s total cost is estimated to be approximately $685.0 million, with favorable payment terms. The drillships will be capable to drill in water depths of 12,000ft and possess a number of new advanced design and technical features which include, among others, capacity for dual 7-ram blow out preventers (“BOP’s”); increased storage and hoisting capacity; larger deck space and living quarters; and are based on a new fuel efficient and superior motion stability hull design.

_______________________

(1)The net result is adjusted for the minority interests of 40.62% not owned by DryShips Inc. common stockholders.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

-

On April 8, 2014, Ocean Rig deferred the expected delivery of its ultra deepwater drillship, the Ocean Rig Santorini, from late-2015 to mid-2016.

-

In connection with the previously announced Letter of Award, Ocean Rig was awarded from Total E&P Angola, a 6 year contract for drilling operations offshore Angola for its ultra deepwater drillship Ocean Rig Skyros.  The contract, which remains subject to signing of final documentation, is expected to commence in the third quarter of 2015 and has an estimated backlog of $1.3 billion.

-

On March 26, 2014, Ocean Rig closed an offering of 7.25% senior notes due 2019 in the amount of $500.0 million (the “7.25% Notes Offering”). Ocean Rig used the proceeds from the 7.25% Notes Offering, together with cash on hand, to repurchase and redeem the 9.5% senior unsecured notes due 2016 (the “Senior Unsecured Notes”) of which $500.0 million in aggregate principal amount was outstanding prior to closing of the 7.25% Notes Offering.

-

On March 24, 2014, Ocean Rig took delivery of its ultra deepwater drillship, the Ocean Rig Athena and drew down the available amount of $450.0 million under its $1.35 billion syndicated secured term loan facility. The drillship is expected to commence drilling operations in late June 2014 under the three year contract with ConocoPhillips.

-

On March 18, 2014 the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Capesize vessel, Raiatea(ex. Conches), for a purchase price of $53.0 million. The vessel was delivered on April 24, 2014.

-

On March 2, 2014, the Ocean Rig Skyros commenced a five well or a minimum of a 275 day contract for drilling offshore West Africa with Total E&P Angola.

-

On December 31, 2013, the Company resumed sales under its previously announced $200 million program of at the market issuances of its common shares through Evercore Group L.L.C. as its sales agent.  During the first quarter of 2014, 22,209,844 common shares were issued and sold at an average share price of $4.14 per share pursuant to the at-the-market offering, resulting in net proceeds to the Company of $90.0 million, after deducting commissions.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“While charter rates for larger drybulk carriers under-performed during the first quarter of 2014, forward charter rates and asset prices are holding up resiliently, underscoring the bullish market sentiment. The charter rates earned by our tankers during the first quarter of 2014 were above cash breakeven levels, and contributed to our free cash balances. Following a period of oversupply the recent volatility in the tanker and drybulk sectors is a clear sign of a more balanced supply and demand. We continue to expect a sustainable recovery in charter rates during the second half of 2014 and beyond.

“As of the end of the first quarter, DryShips has about 2,723 spot days remaining in 2014 and 3,613 spot days in 2015 for its crude oil tanker fleet and about 7,023 spot days remaining in 2014 and 12,208 spot days in 2015 for its drybulk fleet.  DryShips is therefore uniquely positioned to take full advantage of the expected market recovery.

“We believe our operations are fully funded through 2014 and, while our at-the-market equity offering is still ongoing, we have shown that we utilize the program in a disciplined manner. In the coming months, we expect to conclude various financial initiatives to fund the maturity of our convertible notes which we expect to take place in December of this year.

“Turning to the offshore side, Ocean Rig continues to execute on its business plan. Ocean Rig’s modern fleet, strong balance sheet and solid contract backlog of $5.0 billion, provides it with the foundation to implement its previously announced value creation initiatives as evidenced by the recent dividend announcement which has a direct benefit on Dryships.”

Financial Review: 2014 First Quarter

The Company recorded a net loss of $34.6 million, or $0.08 basic and diluted loss per share, for the three-month period ended March 31, 2014 as compared to a net loss of $116.6 million, or $0.30 basic and diluted loss per share, for the three-month period ended March 31, 2013. Adjusted EBITDA(1) was $201.2 million for the first quarter of 2014, as compared to $112.0 million for the same period in 2013.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $45.3 million for the three-month period ended March 31, 2014, as compared to $36.9 million for the three-month period ended March 31, 2013. For the tanker segment, net voyage revenues amounted to $22.3 million for the three-month period ended March 31, 2014, as compared to $10.8 million for the same period in 2013. For the offshore drilling segment, revenues from drilling contracts increased by $114.4 million to $360.8 million for the three-month period ended March 31, 2014, as compared to $246.4 million for the same period in 2013.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $179.6 million and to $107.3 million, respectively, for the three-month period ended March 31, 2014, from $144.9 million and $82.7 million, respectively, for the three-month period ended March 31, 2013. Total general and administrative expenses increased to $49.1 million in the first quarter of 2014, from $36.2 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $114.3 million for the three-month period ended March 31, 2014, compared to $56.9 million for the three-month period ended March 31, 2013.

The Time Charter Equivalent(2), or TCE, rate for our drybulk fleet was $13,564 per day per vessel in the three month period ended March 31, 2014, as compared to $11,396 per day per vessel in the corresponding period of 2013.  The Time Charter Equivalent, or TCE, rate for our tanker fleet was $24,781 per day per vessel in the three month period ended March 31, 2014 which is a significant improvement compared to the $12,792 per day per vessel TCE rate in the corresponding period of 2013.

__________________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

(2) Time Charter Equivalent is a non-GAAP measure; please see later in this press release for definition.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of May 15, 2014:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,000	Capesize	$23,000	Apr-18	Nov-23
Negonego	2013	206,000	Capesize	$21,500	Mar-20	Feb-28
Fakarava	2012	206,000	Capesize	$25,000	Sept-15	Sept-20
Raiatea (ex. Conches)	2011	179,078	Capesize	$26,000	May-14	Jan-15
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	$23,500	May-14	Feb-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$11,500	Jun-14	Oct-14
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$20,000	Jan-16	May-16

Panamax:
Raraka	2012	76,037	Panamax	$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year Built/or			Gross rate	Redelivery
	Scheduled Delivery	DWT	Type	Per day	Earliest	Latest
Newbuildings
Panamax:
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	N/A	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	N/A	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	N/A	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	N/A	N/A	N/A
Tanker fleet
Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,200	Aframax	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $382
Eirik Raude	2002	Q4 – 14	Sierra Leone, Ivory Coast	$116
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$168
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$271
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$528
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$142
Ocean Rig Mylos	2013	Q4 – 16	Brazil	$579
Ocean Rig Skyros	2013	Q1 – 15	Angola	$116
		Q3 – 21	Angola	$1,264(1)
Ocean Rig Athena	2014	Q2 – 17	Angola	$758
Newbuildings
Ocean Rig Apollo (Expected delivery Jan. 2015)	2015	Q1 – 18	Congo	$670
Ocean Rig Santorin i (Expected delivery Jun. 2016)	2016	N/A	N/A	N/A
Ocean Rig TBN#1 (Expected delivery Feb. 2017)	2017	N/A	N/A	N/A
Ocean Rig TBN#2 (Expected delivery Jun. 2017)	2017	N/A	N/A	N/A
Total				$5.0 billion

(1) Contract remains subject to signing of final documentation.

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2013	2014
Average number of vessels(1)	36.0	38.0
Total voyage days for vessels(2)	3,240	3,338
Total calendar days for vessels(3)	3,240	3,420
Fleet utilization(4)	100.0%	97.6%
Time charter equivalent(5)	$11,396	$13,564
Vessel operating expenses (daily)(6)	$5,051	$6,325

Tanker	Three Months Ended March 31,
	2013	2014
Average number of vessels(1)	9.4	10.0
Total voyage days for vessels(2)	848	900
Total calendar days for vessels(3)	848	900
Fleet utilization(4)	100.0%	100.0%
Time charter equivalent(5)	$12,792	$24,781
Vessel operating expenses (daily)(6)	$9,134	$7,144

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended March 31,
	2013	2014
Voyage revenues	$ 45,482	$53,408
Voyage expenses	(8,558)	(8,132)
Time charter equivalent revenues	$ 36,924	$45,276
Total voyage days for fleet	3,240	3,338
Time charter equivalent TCE	$ 11,396	$13,564

Tanker	Three Months Ended March 31,
	2013	2014
Voyage revenues	$ 27,787	$43,314
Voyage expenses	(16,939)	(21,011)
Time charter equivalent revenues	$ 10,848	$22,303
Total voyage days for fleet	848	900
Time charter equivalent TCE	$ 12,792	$24,781

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2013	2014

REVENUES:
Voyage revenues	$73,269	$96,722
Drilling revenues, net	246,444	360,764
	319,713	457,486

EXPENSES:
Voyage expenses	25,497	29,143
Vessel operating expenses	24,110	28,063
Drilling rigs and drillships operating expenses	120,759	151,515
Depreciation and amortization	82,660	107,277
Vessel impairments and other, net	75,340	-
General and administrative expenses	36,247	49,091
Legal settlements and other, net	(15)	1,604

Operating income/(loss)	(44,885)	90,793

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(56,862)	(114,251)
Gain/ (Loss) on interest rate swaps	396	(2,775)
Other, net	678	(104)
Income taxes	(14,164)	(8,791)
Total other expenses, net	(69,952)	(125,921)

Net loss	(114,837)	(35,128)

Net (income)/ loss attributable to Non controlling interests	(1,798)	577

Net loss attributable to Dryships Inc.	$(116,635)	$(34,551)

Loss per common share, basic and diluted	$(0.30)	$(0.08)
Weighted average number of shares, basic and diluted	382,657,244	409,609,554

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	March 31, 2014

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$739,312	$887,616
Other current assets	494,887	597,559
Advances for vessels and drillships under construction and related costs	679,008	352,575
Vessels, net	2,249,087	2,218,886
Drilling rigs, drillships, machinery and equipment, net	5,828,231	6,515,413
Other non-current assets	133,167	141,366
Total assets	10,123,692	10,713,415

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,568,003	5,976,270
Total other liabilities	723,991	848,549
Total stockholders’ equity	3,831,698	3,888,596
Total liabilities and stockholders’ equity	$10,123,692	$10,713,415

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014

Net loss	$ (116,635)	$ (34,551)

Add: Net interest expense	56,862	114,251
Add: Depreciation and amortization	82,660	107,277
Add: Impairment losses and other	75,340	-
Add: Dry-dockings and class survey costs	-	2,659
Add: Income taxes	14,164	8,791
Add: Gain/(loss) on interest rate swaps	(396)	2,775
Adjusted EBITDA	$ 111,995	$ 201,202

Conference Call and Webcast: May 23, 2014

As announced, the Company’s management team will host a conference call on Friday, May 23, 2014 at 9:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until May 30, 2014. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2015, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 43 drybulk carriers (including newbuildings), comprising 13 Capesize, 28 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.6 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

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